FOIA Confidential Treatment Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R. 200.83
(with respect to certain portions of this response)

Thomas P. O’Neill, Jr.
Senior Vice President, Finance and Accounting
Tel: (847) 541-9500
Fax: (847) 419-4145

October 8, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2009
File No. 001-08454

Dear Mr. Humphrey:

Set forth below are the responses of ACCO Brands Corporation (the “Company”) to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated September 14, 2010 (the “Comment Letter”) relating to ACCO Brands Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009.

With respect to certain portions of our response to Comments 4 and 5 below (the “Confidential Information”), the Company requests confidential treatment pursuant to Section 200.83 of the Commission’s FOIA Rules and Regulations, 17 C.F.R. § 200.83, and under all other applicable provisions of law and regulation.  In this regard, we ask that we receive notice of any request or demand upon the Commission, pursuant to FOIA or otherwise, for any such information or material, and we would expect that the Commission would deny such a request.  We also request that we be advised promptly, consistent with the provision of Executive Order 12,600 and any other applicable provisions of law or regulation, regarding any determination not to accord confidential treatment to the Confidential Information prior to the release thereof.  A redacted copy of this response letter has been sent to the SEC’s FOIA Office and submitted via EDGAR to the Commission, with all redacted information indicated with bracketed asterisks (“[***]”) and the pages on which it appears marked with the confidentiality legend required by 17 C.F.R. 200.83.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

Form 10-K for the Year Ended December 31, 2009

Cautionary Statement Regarding Forward-Looking Statements, page 3

1.
Because you must have a reasonable basis for all forward looking statements, in future filings, please remove language suggesting that investors may not place any reliance on such information, such as “you should not rely on such forward-looking statements when deciding whether to buy, sell or hold the Company’s securities.”  Although you may caution investors about their reliance on such information, you may not limit it entirely.

In future filings the Company may elect to caution investors against placing undue reliance on our forward looking statements, but will not entirely limit that caution.

Item 1A. Risk Factors, page 8

2.	In future filings, please remove language suggesting that there are known material risks that have not been disclosed, such as the phrase “including, without limitation.”

In future filings the Company will not include language suggesting that there are known material risks that have not been disclosed.

Note 1 – Basis of Presentation, page 55

3.
We note that you have revised your format to add a gross profit subtotal line item within your Statement of Operations.  We assume that the revenues and costs associated with your sales of services are not material.  Please advise, and supplementally quantify those balances.

‘Sales from services’ represent approximately 3% of our consolidated net sales ($1.27 billion) and approximately 2% of our consolidated cost of products sold ($893.2 million) for the fiscal year ended 2009.  Because sales from services are not material to our overall results of operations, we do not separately present that data.  In addition, our services operations are not exclusive to a single business segment.

Note 6 – Income Taxes, page 74

4.
 We note your disclosure here that, during the second quarter of 2009, you established a valuation allowance against your domestic deferred tax assets to reduce them to the value more likely than not to be realized with a corresponding non-cash charge of $108.1 million to the provision for income taxes, and that no tax benefits were provided on losses incurred during 2009 in the U.S. and certain foreign jurisdictions.  Please tell us in your response the facts and circumstances leading you to believe the establishment of this allowance was necessary.

Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

Response:

In accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes” (“Topic 740”), the Company assesses by jurisdiction, on a quarterly basis, the realizability of its deferred tax assets. In accordance with Topic 740 a valuation allowance must be established when, based upon the evaluation of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences.

The facts and circumstances leading the Company to believe that the establishment of the allowance described in your comment were as follows:

The Company utilizes a cumulative 12-quarter look-back of pre-tax income adjusted for permanent items, as well as its internal projections of future domestic taxable income or loss, as the primary indicators of the need to assess the realizability of its deferred tax assets.  Further, the Company uses a projection period of six years in which to analyze the recoverability of all its deferred tax assets.  Other indicators considered by the Company include the impairment of significant assets.

The Company assesses the realizability of its deferred tax assets based on a two tier analysis:  The first of which is to analyze the potential utilization of foreign tax credits, and the second tier being an assessment of the realizability of the other deferred tax assets.  The Company assesses foreign tax credits first, because under United States tax laws these tax assets may be carried back only one year and carried forward only ten years. If they are not used within these limited periods, they expire unused. Additionally, the use of foreign tax credits are dependent upon having both sufficient taxable income and sufficient foreign source income in excess of required expense allocations against that foreign source income within the applicable periods. Other deferred tax assets generally have a much longer period in which they can be used; for example, in the case of net operating losses in the United States, the carry forward period is twenty years.

The details of the analysis performed for the second quarter of 2009 were as follows:

As of June 30, 2009, the Company’s cumulative 12-quarter look-back analysis indicated U.S. pre-tax income adjusted for permanent items was [***] before taking into account accelerated tax deductible charges of $110 million resulting from the Company’s decision to refinance its bank debt made late in the second quarter of 2009.  As discussed in greater detail in comment 5 below, at the time the Company was preparing its second quarter 2009 Form 10-Q, the Company intended to complete its refinancing transactions in mid-August 2009.  The completion of the refinancing transactions would have resulted in pre-tax income for 2009 being reduced by the aforementioned $110 million, thus resulting in a 12-quarter cumulative net loss.  The Company considered this to be a significant piece of available evidence for the establishment of a valuation allowance.  Additionally, in response to continued economic decline and in connection with the refinancing process that it was preparing to begin, the Company updated its future income and loss forecast, which resulted in [***], when compared to the projections used at December 2008.  The Company also considered all available tax

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

strategies, but determined that none could be employed to offset the loss.  (Please refer to the projection details leading to the establishment of our U.S. valuation allowance in comment 5 below.)

After performing its analysis as described above and based on the weight of the available evidence, the Company determined it was more-likely-than-not that it would not realize the full value of its domestic deferred tax assets and as such, during the second quarter of 2009, the Company established a valuation allowance against its domestic deferred tax assets reducing them to their estimated net realizable value with a corresponding non-cash charge of $108.1 million to the provision for income taxes.

5.
In this regard, we note from the disclosures in your Form 10-Q for the quarter ended June 30, 2009, that you considered both the positive and negative evidence for the second quarter and determined that it was no longer more-likely-than-not that you would realize the full value of your U.S. deferred tax assets.  Please provide us with the details of this analysis for the second quarter.  In addition, please provide us with comparable details of the analysis you performed at the end of fiscal 2008 and the analysis you performed for the first quarter of fiscal 2009.

Response:

The analysis performed by the Company for each of the respective periods was as follows:

Fourth Quarter of Fiscal 2008

When evaluating the realizability of its U.S. deferred tax assets during the fourth quarter of fiscal 2008, the Company considered all available evidence, both positive and negative.  The evidence upon which we placed the most emphasis were (i) the fact that as of December 31, 2008, the 12-quarter cumulative domestic pre-tax income adjusted for permanent items was [***], and (ii) the Company’s internally projected domestic taxable income forecast as presented below:

(in millions of dollars)
	2009	2010	2011	2012	2013	2014
Operating income before charges	[***]	[***]	[***]	[***]	[***]	[***]
Restructuring and restructuring
related charges	[***]	[***]	[***]	[***]	[***]	[***]
Operating income	[***]	[***]	[***]	[***]	[***]	[***]
Interest expense	[***]	[***]	[***]	[***]	[***]	[***]
Intercompany interest income	[***]	[***]	[***]	[***]	[***]	[***]
Intercompany royalty income	[***]	[***]	[***]	[***]	[***]	[***]
U.S. taxable income (loss)	[***]	[***]	[***]	[***]	[***]	[***]

6-Year Cumulative Taxable Income						[***]

As disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for each of our quarterly and annual reports filed with the Securities and Exchange Commission, our business is largely dependent upon trends in white collar employment levels, gross domestic product and the growth in small businesses and home offices.  Consistent with

Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

these key business drivers, the premise for our year-end 2008 forecast was that 2007 sales volumes (pre-recession) were expected to return by 2011 with 2009 being a “start of recovery” year, i.e., a one-year recession.  Management expected that 2007 profit levels would return by 2011 as well, with the full benefit of completing the 2005 GBC merger integration savings of an additional $20 million.

Negative evidence the Company considered at the time was the inherent uncertainty in business outlook given the then current economic environment.

After considering all the available evidence, both positive and negative, historical and prospective, the Company determined that as of December 31, 2008, it was more-likely-than-not that it would realize the full value of its domestic deferred tax assets.

First Quarter of Fiscal 2009

For the cumulative 12-quarter period ended March 31, 2009, the Company’s domestic results reflected pre-tax income adjusted for permanent items of [***].

The Company also considered the positive evidence of its then forecasted domestic taxable income.  As of the end of the first quarter of 2009, the Company’s actual domestic results on a pre-tax basis were just slightly below its internal expectations.  As a result, the Company’s domestic forecast for taxable income remained substantially unchanged from the forecast completed during the fourth quarter of fiscal 2008.  This forecast was further supported by the unplanned, and significant, actions taken by management to ensure that we maintained an adequate level of profitability to comply with our debt covenants.  These actions included:  pay cuts of 50% for the month of March for most domestic employees and 20% pay cuts for the second quarter, a cessation of Company contributions to its 401(k) plan, freezing its U.S. defined benefit plan, significant cuts in planned spending and headcount reductions.

Negative evidence the Company considered at the time was the continued uncertainty in business outlook given the then current economic environment.

After considering all the available evidence, both positive and negative, historical and prospective, the Company determined that as of March 31, 2009, it was more-likely-than-not that it would realize the full value of its domestic deferred tax assets.

Second Quarter of Fiscal 2009

The analysis prepared during the second quarter of 2009 reflected two principal factors driving changes to our forecasting analysis from the two previous periods’ analyses:  costs associated with our decision to refinance our outstanding debt and a further deterioration in global business conditions.

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

1.  Decision to refinance the business

By June of 2009, the impact of the global recession had a dramatic effect on both the Company’s financial position and the banking industry.  The economic crisis raised credit rating expectations to qualify for a “cash flow” based revolving credit facility and changed our available options.  Market conditions dictated that the Company was no longer able to renew its “cash flow” based revolving credit facility and could only obtain a new credit facility by pledging its assets.  However, substantially all of the Company’s assets were already pledged in support of our Term Loans and a then existing receivables securitization.

The above factors led the Company to the conclusion that it would attempt to refinance all of its bank debt (not just the revolver).  The Company was advised by its financial advisers that the only available refinancing option was to utilize significantly more costly funding from the bond market and to put in place an asset backed revolving credit facility.  It was considered that use of these facilities would significantly increase our interest expense compared to our prior financing arrangements, consistent with the Company’s disclosures in the MD&A in its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to the effect that conditions in the credit markets “have resulted in increased borrowing costs associated with our debt, which will adversely affect net income and could make it difficult to refinance our debt.” (See “Overview of Company Performance” on page 29).  Such a refinancing had not been considered during management’s prior quarterly assessment of the realizability of the Company’s deferred tax assets.  The decision to refinance the business and use an asset backed revolving credit facility resulted in projected incremental financing costs (interest expense) of [***], nearly doubling our interest rate compared to our prior financing arrangements, over the projected six years.

At the time the Company was preparing its second quarter Form 10-Q, the Company intended to complete its refinancing transactions in mid-August 2009.  As a result of the impending refinancing of all of its bank debt, the Company would now be required to accelerate tax deductible charges of approximately $110 million to 2009.  This was primarily the result of the following:  (1)  tax deductible charges of $70 million that were previously recognized as taxable income on its 2008 tax return as a result of the Company’s December 2008 bank debt covenant amendment (and allowable as a future tax deduction as the Term Loans were to be repaid in future years (ultimately expiring by August 2012)), would now, due to the extinguishment of these Term Loans, be required to be deducted in its entirety in 2009 and (2) a US dollar Euro Swap entered into in 2005, which was due to be paid or renegotiated in 2010 would now, as a condition of the 2009 refinancing, be required to be extinguished by the Company (ultimately at a cost of $40 million).  Therefore, the timing of these significant tax deductions/losses would reduce 2009 pre-tax income adjusted for permanent items by $110 million, thus resulting in a 12-quarter cumulative net loss.  The Company considered this to be a significant piece of available evidence for the establishment of a valuation allowance.

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

2.  Significant deterioration of business prospects:

During the second quarter of 2009, the Company reduced its domestic business forecast.  This reduced expectation was formed by a number of factors, including those described in the Company’s MD&A in its Quarterly Report on Form 10-Q for the period ended June 30, 2009.  Such factors considered by the Company included:

-
the possibility of a sustained U.S. or international economic downturn, including sustained periods of decreased consumer and business spending, high unemployment levels, or declining consumer or business confidence, along with continued volatility and disruption in the credit and capital markets, possibly resulting in further reduction in demand for the Company’s products;

-	uncertainty as to the Company’s ability to further reduce its cost base to offset the overall reduction in the Company’s business.

The Company had expected a sharp economic recovery in its initial 2009 and future forecasts, however the extent and duration of the downturn in the global economy was far greater than we had anticipated and 2009 was now projected to be another year of declining global economic activity.

The Company’s U.S. sales for the first six months of 2009 had declined $79 million (22%) compared to prior year, and had declined $25 million (8%) compared to our plan.

Volume –
•	We had lost market share. The Company believed its market-share would not return in the near term and there would be a very slow return to previous levels of sales;
•
Consumer prices/price premiums were permanently eroded and consumer proclivity to purchase private brands were now more firmly established, consistent with the Company’s disclosure in the MD&A overview to the effect that the Company has experienced increased pricing pressures on its products;

•	U.S. destocking of inventories by its customers evidenced by reduced point of sale activity in our product categories at retail.

Margin –
•	Our margins had fallen due to the erosion of durable goods sales in product mix as business consumers deferred these purchases;
•	Cost of goods sold remained high in relation to sales volumes;
•	Customer incentive program costs grew as customers secured a higher proportion of fixed incentives.

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

Management’s consideration of the foregoing factors resulted in a downward modification to its estimated future domestic taxable income of [***] in the projected six years.

The combination of estimated refinancing expenses and the effect of the further deterioration of business conditions contributed to a dramatically lower forecast for our domestic business.  Combined, they amounted to a [***] decrease of domestic taxable income in the projected six years as detailed below:

(in millions of dollars)
	2009	2010	2011	2012	2013	2014
Operating income before charges	[***]	[***]	[***]	[***]	[***]	[***]
Restructuring and restructuring
related charges	[***]	[***]	[***]	[***]	[***]	[***]
Operating income	[***]	[***]	[***]	[***]	[***]	[***]
Interest expense	[***]	[***]	[***]	[***]	[***]	[***]
Intercompany interest income	[***]	[***]	[***]	[***]	[***]	[***]
Intercompany royalty income	[***]	[***]	[***]	[***]	[***]	[***]
U.S. taxable loss	[***]	[***]	[***]	[***]	[***]	[***]

6-Year Cumulative Taxable Loss						[***]
Change in U.S. taxable loss projection, December 2008 vs. June 2009						[***]

(in millions of dollars)

Components of change in six year projected taxable
income versus December 2008 forecast
Change in interest expense	[***]
Change in operating income	[***]
Total	[***]

For the period ended June 30, 2009, the Company’s cumulative 12-quarter pre-tax income adjusted for permanent items was [***].  However, with its intention to complete the refinancing transactions in mid-August 2009, pre-tax income for 2009 adjusted for permanent items would have resulted in a 12-quarter cumulative net loss.  This evidence, in combination with its projected six-year taxable loss led the Company to conclude, that based on the weight of the available evidence it was more-likely-than-not that it would not realize the full value of its domestic deferred tax assets and as such, during the second quarter of 2009, established a valuation allowance against its domestic deferred tax assets reducing them to their estimated net realizable value with a corresponding non-cash charge of $108.1 million to the provision for income taxes.

* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83

Mr. David R. Humphrey
United States Securities and Exchange Commission

October 8, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (847) 484-3850 with any questions or comments regarding this correspondence.

Very truly yours,

/s/  Thomas P. O’Neill, Jr.
Thomas P. O’Neill, Jr.
Senior Vice President, Finance and Accounting
(Principal Accounting Officer)

cc:        Amy Geddes, United States Securities and Exchange Commission
Margery Reich, United States Securities and Exchange Commission
John Stickel, United States Securities and Exchange Commission
Steve Rubin, Esq., Senior Vice President, Secretary and General Counsel

 Confidential Treatment of Certain Portions
of the Response to Comments 4 and 5 Requested by
ACCO Brands Corporation Pursuant to 17 C.F.R.  200.83